EXHIBIT 99.33

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 4-2003	February 5, 2003

GAMMON REPORTS RECENT DRILL RESULTS OF 32.3 GRAMS PER
TONNE GOLD AND 800 GRAMS PER TONNE SILVER
AT 100% OWNED OCAMPO PROPERTY

Gammon Lake Drill Core Hole OGDH-13 Intersects 32.3 Grams per Tonne Gold and 800 Grams
per Tonne Silver over 1.5 Meters

Exploration Program Greatly Expanded to Include Underground Development of 2.5 KM of
Ramps and Tunnels

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to release new drill results from its 100% owned Ocampo project area. Drilling continues on a 25,000 meter program with 4 drill rigs running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered, such as just released hole OGDH-13 grading 32.3 g/t gold and 800 g/t silver over 1.5 meters. This hole is located down dip of drill hole OGDH-184, which intersects 7.62 meters of 18.96 g/t of gold and 408 g/t silver. The drilling to date has shown that the zones occur within much larger structures showing good continuity of high-grade ore.

This news release introduces 3-D views of two of these ore zones located in the Aventurero and San Juan exploration targets respectively.

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Newly reported continuing drill results

Target	Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t

Upper Aventurero	OGDH-12	192.8	195.8	3.0	3.4	67

Aventurero	And	255.8	266.3	10.5	1.0	5

Balvanera	OGDH-13	123.3	124.8	1.5	2.4	141

Upper Aventurero	OGDH-13	150.3	153.3	3.0	4.9	18

Aventurero	OGDH-13	223.8	226.8	3.0	8.5	123

	And	234.3	238.8	4.5	19.9	580

	Includes	235.8	237.3	1.5	32.3	800

Lower Aventurero	OGDH-13	279.3	280.8	1.5	3.8	78

Aventurero	OGDH-14/15/16	Below Cut Off Grade
South/Resurreccion

Upper Aventurero	OGDH-17	132.3	135.3	3.0	6.7	62

	Includes	135.3	136.8	1.5	8.81	64

Maria	OGDH-17	216.3	223.8	7.5	5.6	60

	Includes	217.8	219.3	1.5	8.2	139

	Includes	220.8	222.3	1.5	10.4	55

“Table Continues on Page 2"

Aventurero/JM/Maria	OGDH-18/19/20/21	Below Cut Off Grade

Maria	OGDH-22	223.5	225	1.5	9.7	19

	And	228	229.5	1.5	2.6	90

Aventurero	OGDH-23	130.5	132	1.5	9.9	534

San Juan	OGDH-24	280.5	282	1.5	2.9	268

	And	289.5	291	1.5	6.1	31

Expanding Underground Exploration of Gammon’s 100% Owned Ground While Continuing Intensive Drill Program From Surface.

Results to date have been so successful that the Company is adding an underground development and exploration phase while continuing its intensive drilling from surface. The underground program will include the construction of 2.5 kms of ramps and tunnels to access the San Juan, Aventurero, Balvanera and Brenda Mine area. The opening of ramps and tunnels will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred meters below previously drill indicated high-grade gold/silver resources.

The new underground development and exploration program is illustrated in a 3-D diagram which shows positioning of proposed ramps and tunnels in relation to intersecting high-grade zones discovered by drilling from surface.

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The Company also believes that the underground exploration program will facilitate the discovery of hidden high-grade structures with little or no surface expression.

In addition to better defining a large high-grade underground resource, Gammon Lake will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. The access ramps will be constructed 4 meters wide by 4.5 meters high to facilitate the mining and extraction of ore from a future large-scale underground operation. As an added benefit, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project.

Based on underground mining and processing costs of US $33 per tonne, seventy-one percent (71%) of the drill intercepts to date have been above cut-off grade and averaged 7.5 grams per tonne gold and 320 grams per tonne silver.

Greatly expanded drilling and exploration program for 2003

With the addition of the large underground program the Company expects to expand 2003 drill programs considerably beyond the current stated target of 25,000 meters of drilling. Specifics on expansion of the 2003 program will be announced in subsequent news releases. In April of 2002, Pincock, Allen and Holt stated an exploration potential for the Ocampo district of an additional 1,950,000 ounces of gold and 106,000,000 ounces of silver. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this report. The calculation of this potential, involved an assumption that 10% of the known structures on the property could be ore. Drilling to date on the wholly owned Ocampo project has yielded a success rate of 71% of drill intercepts meeting ore grade cut-off. The Company is therefore targeting a potential for the wholly owned Ocampo project of 5,000,000 equivalent gold/silver ounces. This excludes the significant gold/silver resource now in the final feasibility phase at the separate Bolnisi Gold NL Earn-In Area.

Summary of All Drill Results at 100% Wholly Owned Project

Year 2000 Drilling

Target	Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t

San Juan	UGD-9	38	43	5.0	8.9	804

San Juan	UGD-10	36	39	3.0	8.9	357

San Juan	UGD-11	46	48	2.0	13.5	1,604

Aventurero	ODH-153	29	31	2	1.2	1,745

Aventurero	ODH-157	43	49	6	4.5	208

Aventurero	ODH-184	218	226	8	19.0	408

San Juan	ODH-205	Workings

Aventurero	ODH-206	64	69	5	10.1	92

Aventurero, San Juan	ODH-207/208/ 210/211	Low Grade

Aventurero	ODH-215	234	239	5	8.4	675

Aventurero	ODH-219	Low Grade

Aventurero	ODH-221	115	118	3	7.5	429

Aventurero	ODH-224	29	32	3	8.9	444

Aventurero	ODH-226	136	139	3	6.4	226

Year 2002 Drilling

Aventurero	OGDH-1	197.4	200.4	3.0	9.2	293

And		216.9	219.9	3.0	15.7	152

And		225.9	227.4	1.5	4.9	396

San Juan	OGDH-2	299.3	305.3	6.0	6.2	889

Includes		300.8	303.8	3.0	8.8	1,585

“Table Continues on Page 5"

Aventurero	OGDH-3	240.5	243.5	3.0	10.0	171

Aventurero, San Juan	OGDH-4/5/6	240.5	Low Grade

Aventurero	OGDH-7	138.9	140.4	1.5	9.7	129

Maria	OGDH-7	320.4	324.9	4.5	3.3	77

Aventurero	OGDH-8	Low Grade

San Juan	OGDH-9	318.9	320.4	1.5	2.6	226

San Juan	OGDH-10	Low Grade

Las Animas	OGDH-11	107.1	111.6	4.5	4.0	214

Upper Aventurero	OGDH-12	192.8	195.8	3	3.4	67

Aventurero	And	255.8	266.3	10.5	1.0	5

Balvanera	OGDH-13	123.3	124.8	1.5	2.4	141

Upper Aventurero	OGDH-13	150.3	153.3	3.0	4.9	18

Aventurero	OGDH-13	223.8	226.8	3	8.5	123

And		234.3	238.8	4.5	19.9	580

Includes		235.8	237.3	1.5	32.3	800

Lower Aventurero	OGDH-13	279.3	280.8	1.5	3.8	78

Aventurero South	OGDH-14/15	Low Grade

Aventurero South	OGDH-16	Low Grade

Upper Aventurero	OGDH-17	132.3	135.3	3.0	6.7	62

Includes		135.3	136.8	1.5	8.81	64

Maria	OGDH-17	216.3	223.8	7.5	5.6	60

Includes		217.8	219.3	1.5	8.2	139.0

Includes		220.8	222.3	1.5	10.4	55

Aventurero, JM, Maria	OGDH-18/19/20/21	Low Grade

Maria	OGDH-22	223.5	225	1.5	9.7	19

And		228	229.5	1.5	2.6	90

Aventurero	OGDH-23	130	132.5	1.5	9.9	534

San Juan	OGDH-24	280.5	282	1.5	2.9	268

And		289.5	291	1.5	6.1	31

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for all technical data reported in this news release, except where references were made to Pincock, Allen & Holt.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.